SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

TELESP CELULAR PARTICIPAÇÕES S.A.
(Name of Issuer)

Preferred Shares, without par value
American Depositary Shares (as evidenced by
American Depositary Receipts),
each representing 2,500 preferred shares
(Title of Class of Securities)

87952L1089 (American Depositary Shares)
(CUSIP Number)

Telefonica, S.A.
Gran Via 28
28013 Madrid, Spain
+34 91 584-0306

Aitor Goyenechea

Telefonica Moviles, S.A.

Calle Goya 24,

28001 Madrid, Spain

+34 91 423 - 4030

(Names, Addresses and Telephone Number s of Persons Authorized
to Receive Notices and Communications)

October 12, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.:	87952L1089	SCHEDULE 13D

1	NAME OF REPORTING PERSON: S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:	TELEFONICA, S.A.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [ ] (b) [x]
3	SEC USE ONLY

4	SOURCE OF FUNDS:	WC, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[__]

6	CITIZENSHIP OR PLACE OF ORGANIZATION:	Spain

NUMBER OF SHARES	7	SOLE VOTING POWER: None

BENEFICIALLY OWNED BY	8	SHARED VOTING POWER: 379,615,544,873 (1)

EACH REPORTING	9	SOLE DISPOSITIVE POWER: None

PERSON WITH	10	SHARED DISPOSITIVE POWER: 379,615,544,873 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 379,615,544,873 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	[_]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 49.8%

14	TYPE OF REPORTING PERSON:	CO

(1) Through its subsidiary Telefonica Moviles, S.A., Telefonica, S.A. holds a 50% interest in Brasilcel N.V. Brasilcel N.V. has sole voting and dispositive power over the preferred shares listed in Row (11). Telefonica Moviles S.A., on the one hand, and Portugal Telecom, SGPS, S.A. and PT Moveis, SGPS, S.A., on the other hand, have equal voting rights in Brasilcel N.V. pursuant to the joint venture arrangement described in Item 6 of the Statement on Schedule 13D filed on October 13, 2004 by the Reporting Persons. Because Telefonica Moviles, S.A. is its subsidiary, Telefonica, S.A. may be deemed to share voting and dispositive power over the preferred shares listed in Row (11).

CUSIP No.:	87952L1089	SCHEDULE 13D

1	NAME OF REPORTING PERSON: S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:	TELEFONICA MOVILES, S.A.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [ ] (b) [x]
3	SEC USE ONLY

4	SOURCE OF FUNDS:	WC, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[_]

6	CITIZENSHIP OR PLACE OF ORGANIZATION:	Spain

NUMBER OF SHARES	7	SOLE VOTING POWER: None

BENEFICIALLY OWNED BY	8	SHARED VOTING POWER: 379,615,544,873 (1)

EACH REPORTING	9	SOLE DISPOSITIVE POWER: None

PERSON WITH	10	SHARED DISPOSITIVE POWER: 379,615,544,873 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 379,615,544,873 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	[_]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 49.8%

14	TYPE OF REPORTING PERSON:	CO

(1) Telefonica Moviles, S.A. holds a 50% interest in Brasilcel N.V., which has sole voting and dispositive power over the preferred shares listed in Row (11). Telefonica Moviles, S.A., on the one hand, and Portugal Telecom, SGPS, S.A. and PT Moveis, SGPS, S.A., on the other hand, have equal voting rights in Brasilcel N.V. pursuant to the joint venture arrangement described in Item 6 of the Statement on Schedule 13D filed on October 13, 2004 by the Reporting Persons. Telefonica Moviles, S.A. therefore may be deemed to share voting and dispositive power over the preferred shares listed in Row (11).

CUSIP No.:	87952L1089	SCHEDULE 13D

1	NAME OF REPORTING PERSON: S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:	BRASILCEL N.V.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [ ] (b) [x]
3	SEC USE ONLY

4	SOURCE OF FUNDS:	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[_]

6	CITIZENSHIP OR PLACE OF ORGANIZATION:	The Netherlands

NUMBER OF SHARES	7	SOLE VOTING POWER: 379,615,544,873 (1)

BENEFICIALLY OWNED BY	8	SHARED VOTING POWER: None

EACH REPORTING	9	SOLE DISPOSITIVE POWER: 379,615,544,873 (1)

PERSON WITH	10	SHARED DISPOSITIVE POWER: None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 379,615,544,873 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	[_]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 49.8%

14	TYPE OF REPORTING PERSON:	CO

(1) Brasilcel holds directly 379,614,824,965 preferred shares, and Brasilcel's indirect wholly owned subsidiary Portelcom Participações S.A. holds directly an additional 719,908 preferred shares.

EXPLANATORY NOTE

This Amendment No. 2 amends the Statement on Schedule 13D filed on July 16, 2003, as amended by Amendment No. 1 filed on October 13, 2004, by the entities identified on the cover pages of this Schedule 13D (collectively, the "Reporting Persons"). This amendment relates to the preferred shares, no par value (ações preferenciais), of Telesp Celular Participações S.A., a corporation organized under the laws of the Federative Republic of Brazil, or TCP. The address of the principal executive office of TCP is Avenida Roque Petroni Jứnior, 1,464 - Morumbi, 04707-000 São Paulo, SP, Brazil, and the company's phone number is (55) 11-5105-1207.

The Reporting Persons are filing this Amendment No. 2: (1) to clarify that the persons who signed the initial Statement on Schedule 13D on behalf of Brasilcel N.V. signed that statement as attorneys-in-fact and (2) to attach as an exhibit the power of attorney of Brasilcel N.V. authorizing such signatories.

Item 7 is hereby amended and restated as follows to include that power of attorney:

Item 7. Material to Be Filed as Exhibits.

1. Joint Filing Agreement dated October 13, 2004.*

2. Shareholders Agreement by and among Telefonica Moviles, S.A., Portugal Telecom SGPS, S.A., PT Moveis SGPS, S.A. and Brasilcel N.V. on October 17, 2002, incorporated by reference to Exhibit 4.3 to the Annual Report on Form 20-F of Telefonica, S.A. filed on June 30, 2003 (the "2002 Telefonica 20-F") (SEC file number 001-09531).*

3. Subscription Agreement by and among Telefonica Moviles, S.A., Portugal Telecom SGPS, S.A., PT Moveis SGPS, S.A. and Brasilcel N.V. on October 17, 2002, incorporated by reference to Exhibit 4.4 to the 2002 Telefonica 20-F.*

4. Power of Attorney of Brasilcel N.V.**

___________________________

* Previously included as an exhibit.

** Filed herewith.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TELEFONICA, S.A.

By: /s/ Antonio J. Alonso Ureba
____________________________

Name: Antonio J. Alonso Ureba

Title: General Secretary and Secretary of the
Board of Telefonica S.A.

Dated: October 19, 2004

TELEFONICA MOVILES, S.A.

By: /s/ Antonio Hornedo Muguiro
____________________________

Name: Antonio Hornedo Muguiro

Title: General Counsel

Dated: October 19, 2004

BRASILCEL N.V.

By: /s/ Francisco Jose Azevedo Padinha
____________________________

Name: Francisco Jose Azevedo Padinha
Title: Attorney-in-fact

By: /s/ Javier Rodriguez Garcia
____________________________

Name: Javier Rodriguez Garcia

Title: Attorney-in-fact

Dated: October 19, 2004

EXHIBIT 1:

POWER OF ATTORNEY
BRASILCEL N.V.

The undersigned:
name	:	Brasilcel N.V.
legal form	:	limited liability company
country of incorporation	:	the Netherlands
corporate seat/registered office	:	Amsterdam, The Netherlands
address	:	Strawinskylaan 3105
city and postal code	:	Amsterdam, The Netherlands, 1077 ZX
country	:	The Netherlands
(the "Principal"),

represented by its members of the board of directors:

  Zeinal Abedin Mahomed Bava, residing at 1600-453 Lisbon, Portugal, Rua Fernando Namora, n. 34-9 Dto, born in Lourenco Marques, Mocambique at November 18, 1965;
  Iriarte Jose Araujo Esteves, residing at 2765 Estoril, Portugal, Rua Carlos Anjos, n. 21, R/c, born in S. Pedro de Penaferrin Sintra, Portugal at June 17, 1949;
  Carlos Manuel de Lucena e Vasconcelos Cruz, residing at 2645-143 Alcabideche, Portugal, Quinta Patino, Lote 12, born in Campo Grande, Lisboa at September 12, 1957;
  Harry Dirk Hilbert Moraal, residing at 3892 EJ Zeewolde, the Netherlands, Atalanta 122, born in Enschede, the Netherlands at April 9, 1969;
  Theo Spijkerman, residing at 1901 LM Castricum, the Netherlands, Hyacinthenveld 27, born in Westzaan, the Netherlands at July 13, 1957;
  Hendrik Justus Wirix, residing at 1191 EW Ouderkerk a/d Amstel, the Netherlands, H. van Avercampweg 25, born in Arnhem, the Netherlands at May 3, 1947;
  Ursula Maria Daelman-Geerdink, residing at 1338 CA Almere Buiten, the Netherlands, Pandabeerstraat 5, born in Haarlemmenneer, the Netherlands at January 24, 1962;
  Robertus Gerardus Maria Verhoef, residing at 3607 CP Maarssen, the Netherlands, Fazantenkamp 306, born in Rotterdam at March 4, 1945;
  Carlos David Maroto Sobrado, residing at 1059 EB Amsterdam, the Netherlands, Sloterkade 157, born in Madrid, Spain at February 22, 1973;
  Antonio Pedro De Carvalho Viana Baptista, residing at Goya 24, 28001 Madrid, Spain, born in Campo Grande-Lisboa, Portugal at December 19, 1957;
  Ignacio Aller Mallo, residing at Goya 24, 28001 Madrid, Spain, born in Palencia, Spain at December 1, 1945;
  Felix Pablo Ivorra Cano, residing at Goya 24, 28001 Madrid, Spain, born in Argel, Argelia at July 1, 1946,

hereby grants the following power of attorney:

1. This power of attorney is granted to the following proxy holders A of the Principal:

Francisco Jose Azevedo Padinha; residing at São Paulo, Brasil, born in Alcochete, Portugal, at October 22, 1946, passport 26466.

Luis Avelar, residing at São Paulo, Brasil, born in Medelin, Portugal, at April 15, 1954 and passport D-653865.

Guilherme Portela, residing at Rio de Janeiro, Brasil, born in N. Sra. De Fatima, Lisboa, Portugal, at February 3, 1966, and passport 6996724.

Gilson Rondinelli, residing at São Paulo, Brasil, born in São Paulo, Brasil, at April 13, 1949 and RG 4347710.

(each a "Proxy holder A"),

and to the following proxy holders B of the Principal:

Fernando Abella Garcia, residing at Rio de Janeiro, Brasil, born in Leon, Spain, at May 20, 1963 and passport number RE 009800805338.

Javier Rodriguez, residing at Rio de Janeiro, Brasil, born in Palencia, Spain, at December 8, 1955 and passport number RE 009800829333.

Carlos de la Rosa, residing at Rio de Janeiro, Brasil, born in Madrid, Spain, at October 20, 1948, and pasport RE 002020157338.

Paulo Cesar Teixeira, residing at Rio de Janeiro, Brasil, born in Rio Grande do Sul, Brasil, at June 18, 1957, and RG 3015401759.

(each a "Proxy holder B"),

(each Proxy holder A and Proxy holder B hereinafter referred to as: "Authorised Person").

2a. This power of attorney is granted to any Proxy holder A solely for the performance of the following acts in the Principal's name:

To represent the Principal in the performance of any acts which he deems necessary, including agreements of all kind and nature, execution of any instruments, as well as all affairs of the Principal and acts of disposal acting jointly with a Proxy holder B.

2b. This power of attorney is granted to any Proxy holder B solely for the performance of the following acts in the Principal's name:

To represent the Principal in the performance of any acts which he deems necessary, including agreements of all kind and nature, execution of any instruments, as well as all affairs of the Principal and acts of disposal acting jointly with a Proxy holder A of the Principal.

3. This power of attorney may be revoked only in writing.

4. In performing acts pursuant to this power of attorney, no Authorised Person may act as a counterparty to the Principal or act pursuant to a power of attorney granted by one or more other persons involved in the acts referred to in paragraph 2.

The Authorised Persons may not grant this power of attorney to another person.

in evidence whereof:

this power of attorney was signed in the manner set out below.

in evidence whereof:

this declaration was signed in the manner set out below.

     /s/ Zeinal Abedin Mahomed Bava
By: Zeinal Abedin Mahomed Bava
Date

     /s/ Iriarte Jose Araujo Esteves
By: Iriarte Jose Araujo Esteves
Date

     /s/ Carlos Manuel de Lucena e Vaxconcelos Cruz
By: Carlos Manuel de Lucena e Vasconcelos Cruz
Date

     /s/ Harry Dirk Hilbert Moraal
By: Harry Dirk Hilbert Moraal
Date

     /s/ Theo Spijkerman
By: Theo Spijkerman
Date

     /s/ Hendrik Justus Wirix
By: Hendrik Justus Wirix
Date

     /s/ Ursula Maria Daelman-Geerdink
By: Ursula Maria Daelman-Geerdink
Date

     /s/ Robertus Gerardus Maria Verhoef
By: Robertus Gerardus Maria Verhoef
Date

     /s/ Carlos David Maroto Sobrado
By: Carlos David Maroto Sobrado
Date

     /s/ Antonio Pedro De Carvalho Viana Baptista
By: Antonio Pedro De Carvalho Viana Baptista
Date

     /s/ Ignacio Aller Mallo
By: Ignacio Aller Mallo
Date

     /s/ Felix Pablo Ivorra Cano
By: Felix Pablo Ivorra Cano
Date

Seen by me, Paul Hubertus Nicolaas Quist, civil-law notary in Amsterdam, The Netherlands, for the legalization of the signatures of Mr. H.D.H. Moraal, Mr. Th. Spijkerman, Mr. H.J. Wirix, Mrs. U.M. Daelman - Geerdink and Mr. R.G.M. Verhoef.

I certify that pursuant to the information received today from the Chamber of Commerce and Industries Mr. Z.A. Mahomed Bava, Mr. I.J. Araujo Esteves, Mr. C.M. De Lucena e Vasconcelos Cruz, Mr. H.D.H. Moraal, Mr. Th. Spijkerman, Mr. H.J. Wirix, Mrs. U.M. Daelman-Geerdink, Mr. R.G.M. Verhoef, Mr. C.D. Maroto Sobrado, Mr. A.P. de Carvalho Viana-Baptista, Mr. I. Aller Mallo and F.P. Ivorra Cano are the members of the Management Board of Brasilcel N.V., having its seat in Amsterdam, The Netherlands, and are constituting the entire Management Board, and the entire Management Board of Brasilcel N.V. is jointly fully authorized to act on behalf of Brasilcel N.V.

Amsterdam, 15 August 2003.

/s/ Paul Hubertus Nicolaas Quist